UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

    SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Continental Health Affiliates, Inc.
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(Name of Issuer)

Common Stock
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(Title of Class Securities)

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211477104
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(Cusip Number)

Andrew J. McLaughlin, Jr.
c/o Loeb Partners Corporation
61 Broadway, N.Y., N.Y., 10006 (212) 425-0400
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 (Name, address and Telephone Number of Person Authorized to Receive Notices
     and Communications)

October 29, 1996
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(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


SCHEDULE 13D

CUSIP NO. 211477104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Andrew J. McLaughlin, Jr. - S.S. ####-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [  ]
                                                                       (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [  ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF                  7  SOLE VOTING POWER
SHARES                       901,391 Shares
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                            --Shares
EACH                       9  SOLE DISPOSITIVE POWER
PEPORTING                             901,301 Shares
PERSON WITH       10 SHARED DISPOSITIVE POWER
                                    --Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           901,301 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.7%

14  TYPE OF REPORTING PERSON*
         IN


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



ITEM 1.  SECURITY AND ISSUER.

         Same.

ITEM 2.  IDENTITY AND BACKGROUND.

This report is being filed by Andrew J. McLaughlin, Jr.

         The number of shares of the Company's Common Stock held for which Andrew J. McLaughlin, Jr. has sole voting or dispositive power is:

NUMBER OF SHARES                        BENEFICIAL OWNER
OF COMMON STOCK

901,391 (9.7%)                          Andrew J. McLaughlin, Jr.

         Percentages are computed on the basis of 9,288,716 outstanding shares of Common Stock as reported by the Company as of September 27, 1996 in its most recent 10-K.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER COMPENSATION.

         Same.

ITEM 4.  PURPOSE OF TRANSACTION.

         Same.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b).    Reference is made to the answer in Item 2
hereof.


(c).              The following sales have been made within the last 60 days.


SELLER                     PRICE           # OF SHARES       TRADE DATE

Andrew J. McLaughlin, Jr.  $2.500           4000               09-30-96
Andrew J. McLaughlin, Jr.   2.375           3000               10-02-96
Andrew J. McLaughtlin, Jr.  2.250           5000               10-04-96
Andrew J. McLauaghlin, Jr   2.000           100000             10-29-96

(d)   and (e).    Not applicable.

ITEM 6.  Contracts, Arrangement, Understanding or Relationships
                  with Respect to Securities of the Issuer.

                  None.

ITEM 7.  Materials to be Filed as Exhibits.

                  None.



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


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 8, 1996                      /s/ Andrew J. McLaughlin, Jr.
                                      ----------------------------------------
                                                Andrew J. McLaughlin, Jr. ,

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